FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Shuck Robert F. III	**Raymond James Financial (RJF)**		__X___Director _____ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting	4. Statement for Month/Day/Year	__X__ Officer (give _____ Other (specify title below) below)
880 Carillon Parkway	Person (Voluntary)	**November 5, 2002**	**Vice Chairman**
(Street)		5. If Amendment Date of Original	7. Individual or Joint/Group Filing (Check Applicable Line)
St. Petersburg FL 33716		(Month/Day/Year)	**X** Form filed by One Reporting Person
(City) (State) (ZIP)			___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**254,837**	**D**	
RJF Common Stock								**215,893**	**I**	**Spouse**
RJF Common Stock								**2,884**	**I**	**ESOP**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of deriv-Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								**Current**	1/18/2003	**Common stock**	**3,000**	22.1667			
Employee Stock Option (Right to buy)								11/18/2002	1/18/2003	**Common stock**	**750**	22.1667			
Employee Stock Option (Right to buy)								9/28/2003	9/28/2004	**Common stock**	**200**	20.5000			
Employee Stock Option (Right to buy)								9/27/2004	9/27/2005	**Common stock**	**1000**	19.1875			
Employee Stock Option (Right to buy)								10/2/2005	10/2/2006	**Common stock**	**300**	31.3750			
Employee Stock Option (Right to buy)								10/1/2006	12/1/2006	**Common stock**	**300**	26.0500			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	**Common stock**	**4,000**	32.0000			
Employee Stock Option (Right to buy)								#######	1/28/2007	**Common stock**	**325**	32.0000			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	**Common stock**	**425**	32.0000	10,300	**D**	
Call options (obligation to sell)								5/9/2002	11/16/2002	**Common stock**	**5,000**	220.00		**D**	
Call options (obligation to sell)								5/9/2002	11/16/2002	**Common stock**	**5,000**	220.00		**I**	**Spouse**
Call options (obligation to sell)	**$ 35**	**11/4/2002**		S				11/4/2002	5/17/2003	**Common stock**	**5,000**	190.00		**D**	
Call options (obligation to sell)	**$ 35**	**11/4/2002**		S				11/4/2002	5/17/2003	**Common stock**	**5,000**	190.00		**I**	**Spouse**

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ ROBERT F. SHUCK   11/5/2002
**Signature of Reporting Person   Date

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